UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-16751

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WellPoint, Inc.

120 Monument Circle

Indianapolis, IN 46204

REQUIRED INFORMATION

The WellPoint 401 (k) Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

Audited Financial Statements and Schedule

December 31, 2007 and 2006 and for the

Year Ended December 31, 2007

With Report of Independent Registered Public Accounting Firm

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

Audited Financial Statements and Schedule

December 31, 2007 and 2006 and for the

Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

To the Pension Committee of

Anthem Insurance Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of the WellPoint 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 19, 2008

WellPoint 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments	$3,282,933,294	$3,111,432,085
Contribution receivable from employer	2,118,578	1,052,363
Contribution receivable from participants	18,776	598,933
Receivable from investment transactions, net	10,941	—

Net assets available for benefits	$3,285,081,589	$3,113,083,381

See accompanying notes.

WellPoint 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions
Net appreciation of investments	$97,691,766
Investment income	123,815,587
Contributions:
Participant	170,142,718
Rollovers	11,739,258
Employer	106,968,719
Transfer of assets	1,160,535

Total additions	511,518,583

Deductions
Benefit payments and withdrawals	338,879,137
Administrative fees	641,238

Total deductions	339,520,375

Net increase in net assets available for benefits	171,998,208

Net assets available for benefits at beginning of year	3,113,083,381

Net assets available for benefits at end of year	$3,285,081,589

See accompanying notes.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

General

The WellPoint 401(k) Retirement Savings Plan (the “Plan”) is a defined-contribution plan, which was established to provide savings opportunities for employees of WellPoint, Inc. (“WellPoint”) and certain of its subsidiaries (“Participating Employers”). Employees of the Participating Employers are generally eligible to participate upon employment. Effective December 31, 2006, Anthem Insurance Companies, Inc. (“Anthem Insurance”) transferred sponsorship of the Plan to ATH Holding Company, LLC (the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Merger and Transfer of Assets From Other Plan

Effective September 30, 2007, the Landmark Solutions, LLC 401(k) Salary Savings Plan (the “Landmark Plan”) was merged into the Plan. Total assets of $1,160,535 were transferred from the Landmark Plan to the Plan. The Landmark Plan was frozen and participants of the Landmark Plan became eligible to participate in and contribute to the Plan effective January 1, 2007.

Effective March 31, 2008, the frozen Lumenos Inc. 401(k) Profit Sharing Plan & Trust (the “Lumenos Plan”) was merged into the Plan. Total assets of $3,912,551 were transferred from the Lumenos Plan to the Plan. Participants of the Lumenos Plan became eligible to participate in the Plan effective January 1, 2006.

Participant Accounts

Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant’s account is credited with the Participant’s contributions, allocations of the Plan Sponsor’s contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and certain administrative fees. Participant accounts are Participant directed. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Plan Sponsor contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Participants may make voluntary pretax contributions of 1% to 60% of eligible compensation annually, as defined in the Plan document, subject to limitations imposed by applicable IRS regulations. Eligible employees who do not make a election within 30 days of date of hire, are automatically enrolled in the Plan for pretax contributions of 4% of eligible compensation. After the Participant has completed one year of service, the Plan Sponsor will match up to 100% of the first 6% of the Participant’s eligible compensation contributed as a pretax contribution.

Participants who attain age 50 by the end of the plan year may elect to contribute additional amounts to their account as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 and as provided by the Plan. A “catch-up contribution” enables Participants to contribute additional funds beyond the regular IRS limits as they near retirement. Catch-up contributions are not eligible for matching contributions.

Investment Options

Participant investment options consist of certain investment funds, including the WellPoint Stock Fund, plus a brokerage option account. Participants are permitted to change investment options daily.

Each of the investment funds, including the WellPoint Stock Fund, is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, are allocated to each Participant’s account based on the change in unit value for each investment fund in which the Participant has an account balance.

The brokerage option account offered through the Plan allows investments in equities and approximately 2,000 different mutual funds. As a brokerage account, this option is not unitized or collectively priced. Participants experience gains or losses based upon their underlying investment selections and Participants are responsible for all fees associated with the account.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Active Participants are immediately 100% vested in employee and employer contributions and any earnings thereon. Participants in former plans of acquired companies who were not active employees at the date the plans were merged into the Plan may be subject to separate vesting schedules.

Benefit Payments and Withdrawals

An active Participant in the Plan may make a complete or partial in-service hardship withdrawal of the amounts held in the Participant’s account attributable to the Participant’s pretax contributions, rollovers, pre-2006 employer match and income allocated to the pretax contribution account prior to 1989. The in-service hardship withdrawal must be necessary in light of an immediate and significant financial need of the Participant due to one of six causes specified by the Plan, and the Participant shall have obtained all other withdrawals and nontaxable loans provided by the Plan.

Participant contributions to the Participant’s pretax account are suspended for the six months following a hardship withdrawal from a Participant’s pretax account. A Participant may make a withdrawal of voluntary after-tax contributions at any time. Additionally, after attaining age 59 1/2, a Participant may withdraw Participant and Plan Sponsor contributions for any reason.

Upon termination of employment, the Participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is less than $1,000, the account is paid in a lump-sum payment. If the vested account value is more than $1,000 but less than $5,000, the account will be rolled over into an IRA unless the Participant elects otherwise. If the vested account value is more than $5,000, the Participant may elect to keep amounts in the Plan. The Participant may elect to have the entire portion, if any, of the account held in the WellPoint Stock Fund paid in whole shares of WellPoint common stock, with fractional shares and any uninvested funds paid in cash. Participant accounts must be distributed by the year following the later of retirement or attainment of age 70 1 /2. Upon death, payments are made to the Participant’s beneficiary in the form of a lump-sum payment or in installments.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. Repayment of loans shall not exceed five years, except for loans used to acquire the Participant’s principal residence. Each loan bears interest equal to the prime lending rate as listed by Reuters plus 1% and is set on the day the loan is approved. Repayments are made by payroll deduction. Participants may have no more than three loans outstanding at any one time.

Forfeitures

Forfeitures of terminated non-vested account balances totaling $49,425 and $1,075,684 remained in the Plan as of December 31, 2007 and 2006, respectively. Forfeitures of $1,190,741 were used to reduce Plan Sponsor contributions during 2007.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the terms of ERISA. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to both the Participant’s and the Plan Sponsor’s contributions, and the net assets are to be set aside for the payment of withdrawals to the Participants. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily for any length of time.

Administration of the Plan

Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Plan’s trustee to administer the Plan’s assets. The Vanguard Group, Inc. serves as the Plan’s recordkeeper and provides investment services.

The Plan Sponsor may bear certain costs associated with administering the Plan. These costs are not included in the accompanying financial statements and constitute exempt party-in-interest transactions.

More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned, and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.

Use of Estimates

The preparation of financial statements requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments of the Plan are recorded at fair value. Marketable securities are stated at fair value as determined by the quoted market price on the last business day of the plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. WellPoint common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year. Money market funds are valued at cost, which approximates fair value. The group annuity contract held in the Custom Blended Fund is non-benefit responsive and is valued at the amounts deposited to the contract plus interest accumulated at the rate in effect on the deposit date, which approximates fair value. Investments in insurance policies are stated at the cash surrender value of such policies, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value, and are reported with investments. Interest on Participant loans is reported as investment income.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Fair Value of Investments

In September 2006, the Financial Accounting Standards Board issued FAS No. 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. FAS 157 was effective for the Plan on January 1, 2008. The adoption of FAS 157 is not expected to have a material impact on the financial position or investment results of the Plan.

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 were as follows:

	2007	2006
The Vanguard Group mutual funds:
Prime Money Market Fund	$403,130,253	$408,514,590
Institutional Index Fund	520,552,566	501,029,417
Total International Stock Index Fund	301,383,567	186,626,415
Wellington Fund	232,033,958	218,851,325
PRIMECAP Fund	229,757,962	215,127,635
Total Bond Market Index Fund	193,127,223	*
Extended Market Index Fund	177,115,911	167,020,141

WellPoint, Inc. common stock	386,286,356	487,770,222

*	Does not represent 5% or more of the Plan’s net assets available for benefits for this period.

During the year ended December 31, 2007, the Plan’s investments, including investments bought, sold and held during the year, appreciated (depreciated) as follows:

Mutual funds	$117,759,138
WellPoint, Inc. common stock	(21,598,275)
Investments in self-managed accounts	1,530,903

Net appreciation of investments	$97,691,766

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The assets of the Custom Blended Fund (the “Fund”) consist of a group annuity contract with Principal Life Insurance Company and cash equivalents held in the Vanguard Prime Money Market Fund (the “Prime MM Fund”). The effective annual interest rate for the annuity is 3.84%, net of expenses. The annuity is paid to the Plan in annual installments through December 31, 2010, with proceeds reinvested in the Prime MM Fund. The annuity contract does not allow payments to the Plan at times other than its annual installments. Participant withdrawals and transfers from the Fund are not restricted and are paid from the Prime MM Fund assets held by the Fund.

4. Related-Party Transactions

The Prime MM Fund may, from time to time, hold amounts insufficient to meet Participants’ requests for transfers out of the Fund or for distributions of their Plan accounts from the Fund. The Plan Sponsor made loans totaling $11,340,000 to the Plan during 2007 to permit Participants’ transfers and distributions from the Fund. The loans were repaid in full on December 31, 2007 upon receipt of the annual annuity installment.

As of December 31, 2007, the Plan owned approximately 4,403,127 shares of WellPoint common stock with a fair value of $386,286,356. During 2007, the Plan had net sales of WellPoint common stock totaling $144,266,520.

As of December 31, 2006, the Plan owned approximately 6,198,630 shares of WellPoint common stock with a fair value of $487,770,222. During 2006, the Plan had net purchases of WellPoint common stock totaling $130,267,645.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated February 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Subsequent to the issuance of the favorable determination letter, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated it will take any necessary steps to bring the Plan’s operations into compliance with the Code.

WellPoint 401(k) Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

EIN: 11-3713086

Plan Number: 003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, interest rate, collateral and par or maturity value	(e) Current value

*	Constellation Sands Capital Select Growth Fund Class I	Mutual Fund	$52,135,796
*	Dimensional Fund Advisors US Vector Portfolio	Mutual Fund	136,348,391
*	The Vanguard Group Mutual Funds
		Institutional Index Fund	520,552,566
		Prime Money Market Fund	403,130,253
		Wellington Fund	232,033,958
		PRIMECAP Fund	229,757,962
		Total International Stock Index Fund	301,383,567
		Extended Market Index Fund	177,115,911
		Total Bond Market Index Fund	193,127,223
		Windsor II Fund	154,243,845
		Target Retirement 2025 Fund	113,753,121
		Explorer Fund	66,875,560
		Target Retirement 2035 Fund	55,880,720
		Target Retirement 2015 Fund	54,650,475
		Target Retirement 2045 Fund	16,177,453
		Target Retirement Income Fund	13,157,941

			2,531,840,555
*	Custom Blended Fund
		Vanguard Group Prime Money Market Fund	1,383,167
		Principal Group annuity contract	34,042,588

			35,425,755
*	WellPoint, Inc. common stock fund		386,286,356
	Brokerage Option Accounts
		Cash	176,674
		Common Stocks	110,497
		Mutual Funds	23,566,686

			23,853,857
*	Participant loans	Interest rates range from 4.0% to 11.0%	116,932,066
	American Mayflower Life Insurance Company	Individual life insurance cash surrender values	110,518

			$3,282,933,294

*	Party-in-Interest

Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of Anthem Insurance Companies, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

	By:	/s/ Randal L. Brown
Randal L. Brown
Chairman of the Pension Committee of Anthem Insurance Companies, Inc.

Date: June 19, 2008

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm